

Mail Stop 3030

August 25, 2009

Dr. Mohd Aslami
Chief Executive Officer
US SolarTech, Inc.
680 N. Main Street, C-2
Wolfeboro, NH 03894

> **Re:** **US SolarTech, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 10, 2009**
> **File No. 333-157805**

Dear Dr. Aslami:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. We reissue prior comment 3. Regardless of the fact that you are in the process of retaining a market maker, the registration statement must be accurate at the time of effectiveness. As previously requested, revise the disclosure to state that the selling stockholders will sell their shares at a fixed price until the shares are

quoted on the OTC Bulletin Board and thereafter at prevailing prices or privately negotiated prices. State what the fixed price will be on the prospectus cover page and throughout your document where appropriate, and revise your plan of distribution section accordingly. We will continue to evaluate whether affiliates need to sell their shares at a fixed price throughout the duration of the offering and may have further comments.

2.   We note your analysis and response to prior comment 4 and 53. We will continue to evaluate this issue after you respond to our additional comments regarding beneficial ownership later in this letter.

<u>Overview, page 2</u>

3.   The copies provided in response to prior comments 13 and 41 are not legible. Please provide us with legible copies of all third-party data included in the prospectus, including third-party data that you added in this filing. We may have further comments after we review the copies.

4.   We note the disclosure in the sixth paragraph of this section about competitive strengths and access to your key raw material. However, you deleted from another section the reference to your access to key material as a competitive strength in response to prior comment 46. Please reconcile.

5.   We note your response to prior comment 15. In the fourth paragraph, please state that you have not commenced production of any products.

<u>The success of our business depends on the continuing efforts of key personnel, page 5</u>

6.   We note your response to prior comment 22. Please expand this section to disclose the duration of the consulting agreement with Mr. Wu mentioned in section 2 of exhibit 10.10.

<u>We will require substantial funds and will need to raise additional capital, page 6</u>

7.   We note that you plan to renegotiate the terms of the warrants. You should remove warrants that are subject to renegotiation from this registration statement. You may register them at some future date after the actual terms are finalized.

<u>Because we compete in a highly competitive market, page 11</u>

8.   We reissue prior comment 27. It does not appear that you revised the disclosure to briefly explain the nature of the risk or that you relocated the more detailed disclosure to your business section.

We may not have the funds necessary to redeem outstanding shares, page 18

9.   Generally it is inconsistent with section 5 of the Securities Act to renegotiate the terms of a private placement after the related securities are the subject of a resale registration statement. Please tell us how the June 15, 2009 letter agreement with Mr. Alnamlah related to the Series A Preferred Stock issued in a private placement is consistent with section 5.

Because our directors, executive officers and entities affiliated with them, page 20

10.   We note your response to prior comment 20. Reconcile the reference to 2%, 20% and 16% control with the disclosure in the "Principal Stockholders" section of the percentage of shares beneficially owned by Messrs. DeLuca and Phillips and Dr. Aslami. Also tell us, with a view to disclosure, why Dr. Aslami would beneficially own 0% as mentioned in the first paragraph of this risk factor.

Strategy, page 30

11.   We note your response to prior comment 39. It is unclear how the right of payment of $418,250 would affect the status of silicon producing systems estimated to be operational by October 2009 and February 2010. Please disclose the reasons for the delays regarding the systems.

POVD Patent Litigation, page 37

12.   We note your response to prior comment 48. Please expand the last paragraph in this section to clarify that the $7.5 million claim is a general unsecured claim. We note section 2A.3 of Article II-A of exhibit 10.2.

Executive Compensation, page 45

13.   We note your response to the second bullet of prior comment 52. Please expand the third paragraph of this section to explain how "pre-incentive operating income" is determined.

14.   Please provide the disclosure required by Item 402(q)(2) of Regulation S-K. For example, we note section 9 of the employment agreements with Dr. Aslami and Messrs. DeLuca and Phillips filed as exhibits 10.4, 10.5 and 10.6.

Principal Stockholders, page 48

15.   We reissue prior comment 54. We note that the beneficial ownership of Mr. DeLuca and Mr. Phillips in the two tables still does not match.

16.   In this table, you reflect the shares of Ariana, Inc., the Kabul Foundation, and the
       Aslami Children Trust in the total for beneficial ownership of the officers and
       directors as a group, which is inconsistent with your position that Dr. Aslami does
       not have beneficial ownership of the shares. Please advise.

17.   Please revise this table using the captions in Item 403 of Regulation S-K. This
       table is designed to show beneficial ownership as of the most recent practicable
       date and should not include captions for "before offering" and "after offering."
       Also, the percent of class should be based on the amount of *outstanding*
       securities. See instruction 1 to Item 403 and revise footnote 1.

18.   Coordinate the disclosure in this table and the selling shareholder table so
       investors can easily see how various entities are related to your affiliates. Also,
       ensure that the footnotes are relevant to this table and serve to illuminate, not
       confuse, the disclosure. Identify in footnotes the family trusts and foundations to
       which you refer.

19.   Identify in footnotes the person or persons who have or share beneficial
       ownership of Ariana, Inc., the Kabul Foundation, and the Aslami Children Trust.
       Explain in your disclosure that Dr. Aslami does not have or share voting and/or
       investment power over those shares, as represented in your response letter.

Selling Stockholders, page 51

20.   Include a column that states the amount of securities to be offered on behalf of
       each selling stockholder. Also disclose the nature of any position, office, or other
       material relationship which the selling stockholder has had within the past three
       years with the registrant or any of its predecessors or affiliates. See Item 507 of
       Regulation S-K.

21.   Regarding all the selling stockholders on page 51 and the first selling stockholder
       on page 52, we reissue prior comment 65.

22.   We reissue prior comment 68 to *disclose in the filing* by footnote the natural
       person or persons who have voting and/or investment power for the shares held
       by CSP Associates LLC.

23.   Please add footnotes to disclose the natural person or persons who have voting
       and/or investment power for the shares held by each entity listed there, including
       Ariana, Inc., the Kabul Foundation and the Aslami Children Trust. Also, clarify
       whether there are any relationships between such persons and with you. We will
       continue to review your analysis after you respond to this comment.

Interim Financial Statements, page F-1

Condensed Statements of Operations, page F-2

24.   In light of the fact that prior to January 1, 2009 you were a limited liability
        company and did not have any outstanding shares, please explain to us how you
        have calculated the weighted average shares outstanding and earnings per share
        information included herein for the six months ended June 30, 2008 and for the
        cumulative period from inception to June 30, 2009. Alternatively, revise to
        remove the earnings per share presented for these periods. In this regard, revise to
        separately present pro forma earnings per share information for the six months
        ended June 30, 2008, similar to what you have presented in Note 5 to your
        December 31, 2008 financial statements.

Statement of Stockholders' Deficiency for the six months ended June 30, 2009, page F-3

25.   We note the inclusion on this statement of redeemable preferred stock. We
        further note that the redeemable preferred stock amounts have been appropriately
        excluded from the total stockholders' equity presented here. Please revise the title
        of this statement to indicate that the statement also includes redeemable preferred
        stock. In addition, please insert a solid vertical line following the amount of
        redeemable preferred stock to clearly distinguish between the redeemable
        preferred stock and the amounts that make up the total stockholders' equity
        (deficiency).

Note 2. Stockholders' Equity (Deficiency)

26.   We note your disclosures here regarding the conversion from a limited liability
        company into a corporation. Please tell us and revise your disclosures to discuss
        how you have accounted for this conversion. In this regard, it appears that you
        have retroactively reflected the conversion in your December 31, 2008 financial
        statements presented here by reflecting amounts for common stock, additional
        paid-in capital and deficit accumulated during the development stage as of
        December 31, 2008. Please explain to us why you believe this is appropriate,
        citing any accounting literature you relied upon.

27.   Further to the above, we note from your response to prior comment 81 that you
        believe that the redeemable preferred stock is appropriately classified as
        members' capital in your December 31, 2008 financial statements. However, we
        note that in connection with your presentation of the redeemable preferred stock
        on the June 30, 2009 balance sheet, you have reclassified the amounts as of
        December 31, 2008 to a liability. Explain to us your basis for reclassifying the
        amounts previously classified as equity in your audited December 31, 2008
        financial statements. Clarify for us whether you believe the redeemable preferred

stock should be classified as equity or liability as of December 31, 2008. As appropriate, revise the financial statements to reflect this presentation. Cite any accounting literature you are relying on in determining the proper classification as of December 31, 2008.

December 31, 2008 Financial Statements, page F-14

Note 2. Summary of Significant Accounting Policies, page F-19

-Impairment of Long-Lived Assets, page F-20

28.   We note your response to prior comment 76. You state that the optical fiber related patents have value from their *potential* licensing rights (emphasis added). Under the guidance of paragraph 360-10-35-21 of the FASB Accounting Standards Codification, it appears that the determination that you would no longer use the optical fiber patents in your operations would represent an indicator of impairment. Please provide us with the details surrounding your impairment testing for these assets. To the extent that you have estimated future cash flows from the licensing of these technologies, explain to us how you estimated these future cash flows. As applicable, please also revise your discussion of critical accounting estimates in MD&A to discuss the significant judgments relating to this impairment evaluation.

Item 16. Exhibits and Financial Statement Schedules, page II-4

29.   We note your response to prior comment 87. However, we note several schedules are missing from exhibit 10.2. Please file the complete agreement.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact David Burton at (202) 551-3626 or Kevin Vaughn, Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Daniel E. Baron, Esq.